EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Independence Holding Company:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-134424) and Form S-8 (Nos. 33-23302, 333-117792, 333-118388 and 333-135070) of Independence Holding Company of our report dated March 15, 2013, with respect to the consolidated balance sheets of Independence Holding Company and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2012 which reports appear in the December 31,2012 annual report on Form 10-K of Independence Holding Company.

/s/ KPMG LLP

New York, New York
March 15, 2013